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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                            DIGITAL LINK CORPORATION

                           (Name of Subject Company)

                            ------------------------

                            DIGITAL LINK CORPORATION

                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  253856 10 8

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 NARESH KAPAHI
                            CHIEF FINANCIAL OFFICER
                            DIGITAL LINK CORPORATION
                               217 HUMBOLDT COURT
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 745-6200

            (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                            ------------------------

                                WITH COPIES TO:

                               DAVID HEALY, ESQ.
                             FRED M. GREGURAS, ESQ.
                          EILEEN DUFFY ROBINETT, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                              PALO ALTO, CA 94306
                                 (650) 494-0600

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Digital Link Corporation, a California corporation ("Digital Link" or the "Company"). The address of the principal executive offices of the Company is 217 Humboldt Court, Sunnyvale, California 94089. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Statement" or "Schedule 14D-9") relates is the Company's Common Stock, no par value ("Common Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This Schedule 14D-9 relates to the tender offer by DLZ Corp., a California corporation ("Purchaser" or "DLZ Corp."), to purchase all of the outstanding Shares held by the Company's shareholders at $10.30 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated September 10, 1999 (as amended or supplemented, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented, the "Letter of Transmittal", which together with the Offer to Purchase, constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are filed respectively as Exhibits 1 and 2 to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference. The Offer is more fully described in the Offer to Purchase and in a Tender Offer Statement on Schedule 14D-1 and Statement on
Schedule 13D dated September 10, 1999 (the "Schedule 14D-1") filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules promulgated by the SEC thereunder.

    The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of September 3, 1999 (the "Merger Agreement"), by and among Purchaser and the Company. Purchaser is a corporation formed by Vinita Gupta, a founder, Chairman of the Board, President, Chief Executive Officer and principal shareholder of Digital Link. See "Item 3. Identity and Background--Stock and Option Ownership of Digital Link Directors and Executive Officers" in this Schedule for information regarding ownership of Shares and options by Vinita Gupta and Purchaser.

    The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer (or the expiration of the Offer and subsequent receipt of approval by the Company's shareholders) and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the California General Corporation Law (the "CGCL"), Purchaser will be merged with and into the Company (the "Merger"), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares owned by the Company or any subsidiary of the Company, Purchaser or any subsidiary of Purchaser immediately prior to the Effective Time (the "Ineligible Shares") and Shares held by Company shareholders who properly perfect their dissenters' rights under the CGCL (the "Dissenting Shares")) will be converted automatically into the right to receive the Offer Price, without interest. The Merger Agreement, a copy of which is filed as Exhibit 7 hereto, is summarized under "Item 3. Identity and Background--Merger Agreement" in this Schedule 14D-9, and is incorporated by reference herein.

    The address of the principal executive offices of Purchaser is P.O. Box 620154, Woodside, California 94062-0154.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and address of Digital Link, which is the person filing this
Schedule 14D-9, is set forth in Item 1 above. Unless the context otherwise requires, references to the Company or Digital Link in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity. The Merger Agreement was negotiated on behalf of Digital Link by a special committee of the Board of Directors composed of

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
Richard Alberding, Louis Golm and Stephen Von Rump, all of whom are directors not affiliated with DLZ Corp. (the "Special Committee"). All information contained in this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference concerning Purchaser, or actions or events with respect to Purchaser, was provided by Purchaser, and Digital Link takes no responsibility for that information. Information contained in this Statement with respect to Digital Link and its advisors has been provided by Digital Link.

    (b) In considering the recommendations of the Board and the Special Committee of the Board, the shareholders of Digital Link should be aware that certain members of the Board and certain of the Company's officers have interests in the Merger and the Offer which are described in this Schedule 14D-9. These interests in the Merger and the Offer may present certain members of the Board and certain of the Company's officers with certain conflicts of interest. Each of the members of the Special Committee of the Board was aware of these potential conflicts and considered them, along with the other factors described in Item 4(b) below, in making their recommendations.

    STOCK AND OPTION OWNERSHIP OF DIGITAL LINK DIRECTORS AND EXECUTIVE OFFICERS

    Purchaser is a corporation formed by Vinita Gupta, a founder, Chairman of the Board, President, Chief Executive Officer and principal shareholder of Digital Link, in connection with the acquisition of the Company. Vinita Gupta is the sole director, executive officer and shareholder of Purchaser. Vinita Gupta and her husband, Narendra K. Gupta, as trustees of the Narendra and Vinita Gupta Living Trust and Vinita Gupta, Narendra Gupta and Kalyan Dutta, as trustees for the Gupta Children's Trust for Vinita and Narendra Gupta's minor children, and Vinita Gupta, as custodian for each of her two minor children (collectively, the "Gupta Investors") beneficially own 4,034,687 Shares (not including Shares issuable upon exercise of outstanding options). The Gupta Investors together with the Narendra and Vinita Gupta Foundation (the "Gupta Foundation") are collectively referred to as the Gupta Family and beneficially own 4,054,687 Shares, which constituted approximately 50.6% of the outstanding Shares as of September 9, 1999. Since all the Common Stock of Purchaser is beneficially owned by Vinita Gupta, Purchaser may be viewed as the beneficial owner of the Shares held by the Gupta Family.

    Purchaser intends to enter into a Subscription Agreement (the "Subscription Agreements") following the expiration of the Offer with each member of the Gupta Family other than the Gupta Foundation. Pursuant to the Subscription Agreements, such members of the Gupta Family, immediately prior to the Merger, will contribute to Purchaser Shares owned by such members in return for the common stock of Purchaser ("Purchaser Stock") which, when combined with the one share of Purchaser Stock already owned by Vinita Gupta, will constitute 100% of the outstanding common stock of Purchaser. The newly-issued shares of Purchaser Stock will be issued to such Gupta Family members in exchange for their Shares. See Schedule III of the Offer to Purchase with respect to the Shares owned by Purchaser and the Gupta Family. The Subscription Agreements are more fully described in "Special Factors--Section 3. Interests of Certain Persons in the Offer and Merger" of the Offer to Purchase. In addition to these Shares, members of the Gupta Family own the options described below.

    As a result of their relationship to Purchaser, Vinita Gupta and Narendra Gupta have interests in the Merger and the Offer in that they control the Purchaser, and therefore will, through Purchaser, acquire all of the Shares of Digital Link if the Offer and the Merger are completed.

    As of September 9, 1999, Vinita Gupta held options under the 1992 Equity Incentive Plan (the "1992 Plan") to acquire 100,000 Shares at an exercise price of $5.50 per Share and Narendra Gupta held options under the 1994 Directors Stock Option Plan (the "Directors Plan") in the amounts set forth in the table below.

    On September 9, 1999, Mr. Kapahi held options under the 1992 Plan to acquire 120,000 Shares at an exercise price of $7.00 per Share; Ms. Vaysburd held options under the 1992 Plan to acquire 100,000 Shares at an exercise price of $4.875 per Share and options under the 1992 Plan to purchase 30,000 Shares at an exercise price of $7.063 per Share; and Mr. Silverman held 2,000 Shares and held options under the 1992

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Plan to acquire 220,000 Shares at an exercise price of $6.313 per Share. As of that date, none of these options were vested.

    In addition, as of September 9, 1999, Richard Alberding held options under the 1992 Plan to purchase 10,000 Shares at an exercise price of $10.125 per Share, of which options to purchase 8,958 Shares were vested as of such date. In addition, as of that date, the following directors held options to purchase the number of Shares at the exercise prices listed in the table below:

                                                                               EXERCISE
                                                 OPTIONS    OPTIONS VESTED       PRICE
NAME                                           OUTSTANDING   AS OF 9/8/99      PER SHARE
---------------------------------------------  -----------  ---------------  -------------
Richard Alberding............................      15,000         15,000      $     21.75
                                                    5,000          4,583            16.00
                                                    5,000          3,333            23.25
                                                    5,000          2,083            13.50
                                                    5,000            833            5.375
Louis Golm...................................      15,000          2,813            3.813
Narendra Gupta...............................      10,000         10,000           15.125
                                                    5,000          4,792            21.25
                                                    5,000          3,542            18.25
                                                    5,000          2,292            25.75
                                                    5,000          1,042           3.5625
Stephen Von Rump.............................      15,000          2,813             4.25

    Pursuant to the terms of the Directors Plan, the vesting of each option outstanding under such plan at the Effective Time will accelerate and each option will become fully vested.

    Purchaser is not offering to acquire any options in the Offer. Pursuant to the Merger Agreement, to the extent permitted under the Company's 1992 Plan, each option outstanding under the 1992 Plan will at the Effective Time be converted into the right to receive, upon surrender of each option, an amount in cash equal to the amount by which the Merger Consideration exceeds the exercise price for such option, such amount to be payable in accordance with the vesting schedule of such option, less all taxes required to be withheld from such payments (such payments with respect to an option to constitute "Option Spread Payments"). The Purchaser intends, following termination of the Offer, to negotiate agreements with holders of options under the Directors Plan to provide for surrender of such options upon the Effective Time in exchange for the Option Spread Payments. These Option Spread Payments would be due in full promptly following the Effective Time because all outstanding options under the Directors Plan would be fully vested at the Effective Time.

    The Company's executive officers may also participate in its 1993 Employee Stock Purchase Plan, under which employees have rights to purchase Shares based on amounts that employees have determined to withhold from their compensation from the Company. The next date for exercise of rights under the 1993 Employee Stock Purchase Plan is October 31, 1999.

    EXECUTIVE RETENTION AND SEVERANCE AGREEMENTS

    Between December 1998 and June 1999, Vinita Gupta, Naresh Kapahi, Sherman Silverman and Lana Vaysburd, as well as certain other employees of the Company, entered into Executive Retention and Severance Agreements (the "Severance Agreements") with the Company. Pursuant to the Severance Agreements, in the event of a Termination Upon Change of Control (as defined below) of the executive's employment with the Company, the executive is entitled to (i) a lump sum payment in the amount of 100% of such executive's annual salary and target bonus; (ii) a bonus payment equal to the executive's full target bonus prorated though the date of termination; (iii) all salary and accrued vacation earned through the date of termination; (iv) reimbursement of all expenses; (v) all benefits to which the executive is entitled under the Company's benefits plans; and (vi) continued medical and welfare coverage for a period of

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twelve months after the date of termination. In addition, upon a Change of
Control, the executive is entitled to acceleration of vesting of between 50% and 100% of such executive's outstanding stock options or, at the Company's election, a cash payment equal to the difference between the aggregate exercise price of all unexercised stock options and the value of consideration deliverable for an equivalent number of shares as a result of the change of control transaction. For the purposes of the Severance Agreements, "Termination Upon Change of Control" means (a) any termination of the executive's employment by the Company without cause during the period commencing thirty days prior to the earlier of (1) the date that the Company first publicly announces it is conducting negotiations leading to a Change of Control (as defined below) or (2) the date that the Company enters into a definitive agreement what would result in a Change of Control and ending six months after the Change of Control; or (b) any resignation by the executive after the occurrence of any Change of Control. The Severance Agreements define "Change of Control" to mean (a) any person, other than employees of the Company becoming the beneficial owner of securities of the Company representing more than 50% of (x) the outstanding shares of common stock of the Company or (y) the combined voting power of the then-outstanding securities; (b) the Company is a party to a merger or consolidation which results in the holders of voting securities of the Company outstanding immediately prior thereto failing to continue to represent more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; (c) the sale or disposition of all or substantially all of the Company's assets; (d) there occurs a change in the composition of the Board of Directors within a six month period, as a result of which fewer than a majority of the directors are incumbent directors; or (e) the dissolution or winding up of the Company. The percentage of acceleration with respect to unvested options in these agreements is 50% for Mr. Silverman and Ms. Vaysburd and 100% for Ms. Gupta and Mr. Kapahi. The Offer and the Merger do not constitute a Change of Control under the Severance Agreements.

    INDEMNITY AGREEMENTS

    Digital Link's Articles of Incorporation include a provision that eliminates the personal liability of its directors to Digital Link and its shareholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances. A copy of the Articles of Incorporation of Digital Link has been filed as Exhibits 10.1 and 10.2 to this Schedule 14D-9 and is incorporated by reference to this Schedule 14D-9.

    Digital Link's Articles of Incorporation also include an authorization for Digital Link to indemnify its agents (as defined in Section 317 of the CGCL), through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this latter provision, Digital Link's Bylaws provide for indemnification of Digital Link's directors, officers and employees. A copy of the Bylaws of Digital Link has been filed as Exhibit 11 to this
Schedule 14D-9 and is incorporated in reference in this Schedule 14D-9. The Bylaws also allow Digital Link to enter into indemnity agreements with individual directors, officers, employees and other agents. These indemnity agreements have been entered into with all directors and executive officers and provide the maximum indemnification permitted by law. These agreements, together with Digital Link's Bylaws and Articles of Incorporation, may require Digital Link, among other things, to indemnify such directors and executive officers against certain liabilities that may arise by reason of their status or service as directors or executive officers (other than liabilities resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms. Digital Link currently carries a director and officer liability insurance policy. A copy of the form of indemnity agreement has been filed as Exhibit 9 to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

    MERGER AGREEMENT

    The following is a summary of the material terms of the Merger Agreement, a copy of which has been filed as an exhibit to the Schedule 14D-9, which exhibit is incorporated by reference herein.

    The Merger Agreement provides that following the satisfaction of the conditions described below under "Conditions to the Merger," at the Effective Time and in accordance with the CGCL, Purchaser will be merged with and into the Company. As a result of the Merger, all of the properties, rights, privileges and franchises of the Company and Purchaser will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser will become the debts, liabilities and duties of the Surviving Corporation.

    At the Effective Time, by virtue of the Merger and without any action on the part of the Company or Purchaser (i) each Share issued and outstanding immediately prior to the Effective Time and owned by Purchaser shall be canceled without payment of any consideration and shall cease to exist; (ii) each share of Common Stock, no par value per share, of Purchaser then outstanding will be converted into one share of Common Stock, no par value per share, of the Surviving Corporation; and (iii) each Share outstanding immediately prior to the Effective Time will, except as otherwise provided in (i) above and except for Shares held by shareholders of the Company who shall have demanded and perfected, and who shall not have withdrawn or otherwise lost, dissenters' rights, if any, under the CGCL, be converted into the right to receive the Merger Consideration, without interest.

    THE OFFER. The Merger Agreement provides for the making of the Offer by Purchaser. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described below under "Certain Conditions of the Offer." Purchaser has agreed that, without the written consent of the Company, it may not reduce the number of Shares subject to the Offer, reduce the Offer Price or extend the Offer if all of the conditions described in "Certain Conditions of the Offer" below have been satisfied or waived. Purchaser has also agreed that it will not, without the consent of the Company, change the form of consideration payable in the Offer, amend, modify or add to the conditions described in "Certain Conditions of the Offer" below, amend any other term of the Offer in a manner adverse to the holders of the Shares, or waive the Minimum Condition. Purchaser may, without the consent of the Company: extend the Offer if, at the scheduled expiration date of the Offer, any of the conditions described in "Certain Conditions of the Offer" below have not been satisfied or waived until such time as such are satisfied or waived; extend the Offer for any period required by any statute, rule or regulation, and extend the Offer on one or more occasions for an aggregate of not more than 20 business days beyond the latest expiration date that would otherwise be permitted as set forth above in order to obtain Shares which, together with Shares held by Purchaser, constitute 90% of the outstanding Shares, provided, however, that (i) Purchaser shall extend the Offer up to 20 business days following its initial expiration upon the prior reasonable request by the Special Committee and (ii) Purchaser shall not extend the Offer beyond 20 business days following its initial expiration without the prior consent of the Special Committee. The conditions described in "Certain Conditions of the Offer" below are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser, in whole or in part at any time and from time to time, in its sole discretion.

    Purchaser is not offering to acquire outstanding options of Digital Link in the Offer. Pursuant to the Merger Agreement, to the extent permitted under the Company's 1992 Plan, each option outstanding under the 1992 Plan will at the Effective Time be converted into the right to receive, upon surrender of each option, the Option Spread Payment. There are 1,394,694 Shares subject to options under the 1992 Plan. The Company also has outstanding options for 6,000 Shares under its 1986 Plan, all of which are presently exercisable and options outstanding for 95,000 Shares under the Directors Plan, of which options with respect to 62,084 Shares are exercisable. The Purchaser intends, following termination of the Offer, to negotiate agreements with holders of options under the 1986 Plan and the Directors Plan to provide for surrender of such options upon the Effective Time in exchange for the Option Spread Payments. These Option Spread Payments would be due in full promptly following the Effective Time because all outstanding options under the 1986 Plan and the Directors Plan would be fully vested at the Effective Time. The Company also has a 1993 Employee Stock Purchase Plan pursuant to which employees have options to purchase Shares based on amounts that employees have determined to withhold from their compensation from the Company. The next date for exercise of options under the 1993 Employee Stock Purchase Plan is October 31, 1999.

    VOTE REQUIRED TO APPROVE THE MERGER. The CGCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board and generally by a majority of the holders of the Company's outstanding voting securities. The Board has adopted the unanimous recommendation of the Special Committee and has unanimously approved the Offer and the Merger. The CGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-term merger with that subsidiary without the action of the other shareholders of that subsidiary. Accordingly, if, as a result of the Offer or otherwise, Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and Purchaser were to accept for payment Shares tendered pursuant to the Offer), Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other shareholder of the Company. If Shares are not purchased in the Offer and the short-form merger provisions of the CGCL are therefore not applicable, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by Purchaser) in a long-form merger is required to approve the Merger.

    Under the CGCL, the Merger may not be accomplished for cash paid to the Company's shareholders if Purchaser owns directly or indirectly more than 50% but less than 90% of the then outstanding Shares unless either all the shareholders consent or the Commissioner of Corporations of the State of California approves the terms and conditions of the Merger and the fairness thereof after a hearing. In the event that the Minimum Condition is not satisfied, the Offer will be terminated without the acceptance for payment or payment for any Shares and the tendered Shares will be returned to Shareholders pursuant to Rule 14e-1(c) under the Exchange Act. Purchaser and the Gupta Family will then dispose of that number of Shares necessary to reduce the aggregate of the Purchaser's and the Gupta Family's holdings to less than 50% of the outstanding Shares. After the disposition of such Shares, Purchaser and the Gupta Investors will take all steps necessary to effect the Merger by means of a long-form merger in which the Purchaser will be merged with and into the Company and each Share (other than Dissenting Shares) and Shares beneficially owned by Purchaser and the Gupta Investors will be converted into the right to receive the Merger Consideration. The long-form Merger will require a proxy solicitation, a special meeting of shareholders and the affirmative vote of a majority of the outstanding Shares. A significantly longer period of time will be required to effect a long-form merger than the Offer and the short-form merger. Purchaser and the Gupta Investors may have the ability to assure the approval of the merger. In the Merger Agreement, in the event the Offer is terminated and the Minimum Condition has not been satisfied, the Company has agreed upon Purchaser's request, to take all action necessary to convene the Company Shareholder Meeting as soon as practicable after the expiration of the Offer for the purpose of voting on the approval of the Merger Agreement. In light of any possible need to solicit the approval of the Merger Agreement by a vote of the shareholders of the Company, the Company, at Purchaser's request and in accordance with the terms of the Merger Agreement, is preparing the Proxy Statement pursuant to which the approval of the shareholders of the Company of the Merger will be solicited in the event the Minimum Condition is not satisfied. The Merger Agreement further provides that the Company will cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time in connection with the Company Shareholder Meeting.

    RECOMMENDATION. The Company represents and warrants in the Merger Agreement that (i) the Board has authorized the Merger Agreement and the transactions contemplated thereby and (ii) the

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Company has received an opinion from Sutter Securities to the effect that, as of the date of the Merger Agreement, the Merger Consideration is fair to the Company's shareholders from a financial point of view.

    CONDITIONS TO THE MERGER. The respective obligations of Purchaser and the Company to effect the Merger under the Merger Agreement are subject to the satisfaction at or prior to the Effective Time of the following conditions, unless waived by Purchaser and the Company: (i) unless Shares have been purchased under the Offer if required by the CGCL, the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the shareholders of the Company in accordance with the CGCL; (ii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer or the Merger and the transactions contemplated by the Merger Agreement and which is in effect at the Effective Time; provided, however, that, in the case of a decree, injunction or other order, each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any decree, injunction or other order that may be entered; and (iii) no statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any governmental authority that prohibits the consummation of the Offer or the Merger or has the effect of making the purchase of the Shares illegal. The obligations of Purchaser to effect the Merger under the Merger Agreement are further subject to the satisfaction at or prior to the Effective Time of the conditions, unless waived by Purchaser, that (i) the Company's representations and warranties contained in the Merger Agreement shall be true and correct as of the closing unless the aggregate failure of such representations and warranties to be true and correct does not have a Material Adverse Effect (as defined below); (ii) the Company shall have performed and complied in all material respects with its obligations contained in the Merger Agreement required to be performed and complied with at or prior to the Effective Time unless the failure of such performance or compliance does not have a Material Adverse Effect (as defined below); (iii) there shall have been no change in the Special Committee's recommendation that the shareholders of the Company accept the Offer and approve the Merger; and (iv) the holders of not more than 15% of the Shares shall have exercised, nor shall they have any continued right to exercise, appraisal, dissenters' or similar rights under applicable law with respect to their Shares by virtue of the Merger. The obligations of the Company to effect the Merger under the Merger Agreement are further subject to the satisfaction at or prior to the Effective Time of the conditions, unless waived by the Company, that (i) Purchaser's representations and warranties contained in the Merger Agreement shall be true and correct in all material respects at the closing; and (ii) Purchaser shall have performed and complied in all material respects with its obligations contained in the Merger Agreement that required to be performed and complied with at or prior to the Effective Time. The Merger Agreement defines "Material Adverse Effect" to mean a material adverse effect on the business, assets, financial condition or results of operation of the Company or on the ability of the Company or Purchaser to consummate the transactions contemplated by the Merger Agreement, or any event or events which, individually or in the aggregate, constitute or, with the passage of time, would constitute a Material Adverse Effect; provided, however, that there shall not be deemed a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by the Merger Agreement if such material adverse effect is caused by the action or inaction of Purchaser or Purchaser's affiliates and there shall not be deemed to be a material adverse effect on the business, assets, financial condition results of operations of the Company or on the ability of the Company to consummate the transactions contemplated by the Merger Agreement if such effect is proximately caused by Purchaser or Purchaser's affiliates to comply with the covenants set forth in the Merger Agreement.

    TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time (notwithstanding approval of the Merger by the shareholders of the Company) prior to the Effective Time: (a) by mutual written consent of Purchaser and the Company; (b) by Purchaser or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger or the acceptance for payment and payment for the Shares in the Offer and such order, decree, ruling or other action is or shall have become nonappealable; (c) by either the Company or Purchaser if the Merger shall not have been consummated by the date which is 180 days from the date of the Merger Agreement (the "Outside Date"); provided that this right to terminate shall not be available to any party whose failure to fulfill any obligation or condition under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before the Outside Date and shall not be available to Purchaser if Purchaser has purchased Shares pursuant to the Offer; (d) by Purchaser if, prior to the earlier of (A) acceptance for payment of Shares pursuant to the Offer or (B) the closing, (i) there shall have been a breach of any representation or warranty on the part of the Company having a Material Adverse Effect, (ii) there shall have been a breach of any covenant or agreement on the part of the Company resulting in a Material Adverse Effect; (e) by the Company if (i) there shall have been a breach of any representation or warranty on the part of Purchaser which has a material adverse effect on the consummation of the Offer or the Merger or (ii) there shall have been a material breach of any covenant or agreement on the part of Purchaser which has a material adverse effect on the consummation of the Offer or the Merger; (f) by Purchaser, prior to the purchase of Shares pursuant to the Offer, if (i) the Special Committee shall have withdrawn or adversely modified its recommendation of the Offer, the Merger or the Merger Agreement or the Special Committee, upon request of Purchaser, shall fail to reaffirm such approval or recommendation within five business dates after such request if an Acquisition Proposal (as defined below) is pending, or shall have resolved to do any of the foregoing; (ii) the Special Committee shall have recommended to the shareholders of the Company that they approve an Acquisition Proposal (as defined below) other than the transactions contemplated by this Agreement; (iii) a tender offer or exchange offer that, if successful, would result in any Person or "group" becoming a "beneficial owner" (such terms having the meaning in this Agreement as is ascribed under Regulation 13D under the Exchange Act) of 15% or more of the outstanding Shares is commenced (other than by Purchaser or an affiliate of Purchaser) and the Special Committee recommends that the shareholders of the Company tender their shares in such tender or exchange offer; (iv) for any reason the Company fails to call and hold the meeting of shareholders or (vi) if the Company or any of its representatives or agents who are not affiliates of Purchaser, shall willfully and materially breach the Company's obligations to cease pending discussions or entertain new proposals concerning an Acquisition Transaction (as defined below); or (g) by the Company, prior to the purchase of Shares pursuant to the Offer, if the Special Committee determines, on behalf of the Board of Directors, to accept a Superior Proposal (as defined below).

    If the Merger Agreement is terminated by Purchaser for any reason prior to the earlier of the purchase of Shares by Purchaser pursuant to the Offer or the Effective Date, other than a termination pursuant to clauses (a), (b), (c), (d) or (e) set forth above in this section on "Termination of Merger Agreement," the Company shall reimburse Purchaser for Purchaser's reasonable costs and expenses incurred by Purchaser in connection with the Offer, the Merger and the Merger Agreement. If the Merger Agreement is terminated pursuant to clauses (f) or (g) set forth above, the Company shall also pay to Purchaser the sum of $2,400,000.

    If the Merger Agreement is terminated for any of the above reasons, the Merger Agreement shall be of no further force or effect, except as otherwise set forth in the Merger Agreement. Additionally, any termination of the Merger Agreement shall not relieve any party from liability for any breach of the Merger Agreement.

    ACQUISITION TRANSACTIONS. Pursuant to the Merger Agreement, the Company has agreed to immediately cease any existing discussions or negotiations with any third parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Transaction (as defined below).

    Unless and until the Merger Agreement has been terminated pursuant to the terms thereof, the Company and any of the Company's officers and directors shall not, and the Company shall direct and use its best efforts to cause its employees, agents and representatives (including, without limitation any investment banker, attorney or accountant retained by the Company) not to take or cause, directly or indirectly, any of the following actions with any party other than Purchaser or Purchaser's designees:

(i) solicit, encourage, initiate, participate in or otherwise facilitate any negotiations, inquiries or discussions with respect to any offer, indication or proposal (each of the foregoing, an "Acquisition Proposal") to acquire all or more than 15% of the Company's business, assets or capital shares whether by merger, consolidation, or other business combination, purchase of assets, reorganization, tender or exchange offer (each of the foregoing, an "Acquisition Transaction") or (ii) disclose, in connection with an Acquisition Proposal, any information or provide access to its properties, books or records, except as required by law or pursuant to a governmental request for information.

    The Merger Agreement provides that, prior to the Effective Time, the Company may participate in discussions or negotiations with, and furnish non-public information, and afford access to the properties, books, records, officers, employees and representatives of the Company to any Person, entity or group if such Person, entity or group has delivered to the Company, prior to the date of the Company's meeting of shareholders or action pursuant to the CGCL short-form merger provisions, as applicable, and in writing, an Acquisition Proposal which the Special Committee in its reasonable judgment determines if consummated would be more favorable, from a financial point of view, to the Company's shareholders than the transactions contemplated by the Merger Agreement, which determination shall be made only after the Special Committee (i) receives a written opinion of its legal counsel that the Special Committee would breach its fiduciary duties if it did not accept the Acquisition Proposal and (ii) a written opinion of the Company's financial adviser to the effect that the Acquisition Proposal is superior, from a financial point of view, to the Company's shareholders than the transactions contemplated by this Agreement (an Acquisition Proposal satisfying such conditions constituting a "Superior Proposal"). In the event the company receives a Superior Proposal, nothing contained in the Merger Agreement will prevent the Special Committee from, on behalf of the Board of Directors, executing or entering into an agreement relating to such Superior Proposal and recommending such Superior Proposal to the shareholders of the Company, if the Special Committee determines in accordance with the preceding sentence that its fiduciary duties require it to do so; in such case, the Special Committee may withdraw, modify, or refrain from makings its recommendation of the transactions contemplated by the Merger Agreement; provided, however, that the Special Committee shall (i) promptly notify Purchaser, and in any event within 24 hours, if any Acquisition Proposal is received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company, indicating, in connection with such notice, the name of such person and the material terms of such Acquisition Proposal, (ii) provide Purchaser at least 48 hours prior written notice of the Special Committee's intention, on behalf of the Board to execute or enter into an agreement relating to such Superior Proposal and (iii) terminate this Agreement by written notice to Purchaser provided no sooner than 48 hours after Purchaser's receipt of a copy of such Superior Proposal.

    CONDUCT OF THE BUSINESS OF THE COMPANY. Pursuant to the Merger Agreement, the Company has agreed that it and its subsidiaries will use their best efforts to preserve intact their business organizations, to keep available the services of their operating personnel and to preserve the goodwill of those having business relationships with them, including, without limitation, suppliers. Except as contemplated by the Merger Agreement, until the Effective Time, the Board will not permit the Company or any of its subsidiaries to conduct its business and operations otherwise than in the ordinary and usual course of business consistent with past practice.

    OTHER AGREEMENTS OF THE COMPANY AND PURCHASER. In the Merger Agreement, Purchaser has agreed to cause (a) all rights to indemnification by the Company now existing in favor of the present and former directors of the Company as provided in the Company's articles of incorporation and bylaws, or rights of indemnification equivalent thereto and (b) limitations of liability in the Company's articles of incorporation, or limitations equivalent thereto, to survive the Merger and to continue in full force and effect in accordance with their terms.

    For six years after the Effective Time, Purchaser has agreed to cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former directors of the Company and its subsidiaries

(each an "Indemnified Party") the full extent permitted by the Company's articles of incorporation, bylaws or indemnification agreements in effect at the date hereof provided, that in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. The Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance policy ("D&O Insurance") for a period of six years after the Effective Time; provided, that the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers.

    REASONABLE EFFORTS. The Merger Agreement provides that, subject to the terms of the Merger Agreement, each of the parties thereto will use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement and shall use all reasonable efforts to satisfy the conditions to the transactions contemplated thereby and to obtain all waivers, permits, consents and approvals and to effect all registrations, filings and notices with or to third parties or governmental or public bodies or authorities which are necessary or desirable in connection with the transactions contemplated by the Merger Agreement, including, but not limited to, filings to the extent required under the Exchange Act. Without limiting the generality of the foregoing, the Company and Purchaser will vigorously defend against any lawsuit or proceeding, whether judicial or administrative, challenging this Agreement or the consummation of any of the transactions contemplated hereby.

    DIRECTORS AND OFFICERS. The director of Purchaser at the Effective Time shall be the director of the Surviving Corporation, to hold office subject to the articles of incorporation and bylaws of the Surviving Corporation, and until her successor is duly elected and qualified. The officers of the Company at the Effective Time shall be the initial officers of the Surviving Corporation until his or her successor is duly appointed and qualified.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains customary representations and warranties.

    ASSIGNMENT. The Merger Agreement provides that the Purchaser may assign its rights and obligations (including the right to purchase Shares in the Offer), in whole or in part, to any direct or indirect subsidiary of Purchaser, but no such assignment shall relieve Purchaser of its obligations under the Merger Agreement.

    PROCEDURE FOR AMENDMENT, EXTENSION OR WAIVER. The Merger Agreement may be amended, modified or supplemented only by written agreement of Purchaser and the Company at any time prior to the Effective Time with respect to any of the terms contained therein executed by duly authorized officers of the respective parties, except that (i) prior to the Effective Time, consent by the Company shall require the approval of the Special Committee and (ii) after the Effective Time, the price per Share to be paid pursuant to the Merger Agreement to the holders of Shares shall in no event be decreased and the form of consideration to be received by the holders of the Shares in the Merger shall in no event be altered, and no other amendment which would adversely affect the holders of Shares shall be made, without the approval of the applicable holders.

    Any failure of Purchaser, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived in writing by Purchaser or the Company, respectively, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to any subsequent or other failure.

    CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, in its sole discretion, Purchaser shall not be required to accept for payment, purchase or pay for any Shares tendered pursuant to the Offer, and may terminate, or, subject to the terms of the Merger Agreement, amend the Offer and may postpone the acceptance for payment of and payment for any Shares tendered if (i) the Minimum Condition shall not have been satisfied or (ii) at any time on or after September 3, 1999 and before the acceptance for payment of Shares, any of the following conditions exists:

    (a) there shall have been threatened, instituted or be pending any action or proceeding before any court or governmental, administrative or regulatory authority or agency, domestic or foreign (each, a "GOVERNMENTAL ENTITY"), or by any other person, domestic or foreign, before any court or Governmental Entity,
(i) challenging or seeking to, or which is reasonably likely to, make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, including any such requirements under California law, in addition to those required by federal securities laws, in connection with the making of the Offer, the acceptance for payment of, or payment for, any Shares by Purchaser or the consummation by Purchaser of the Merger or other business combination with the Company, or seeking to obtain material damages in connection therewith; (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Purchaser or any of their respective subsidiaries of all or any material portion of the business or assets of the Company, Purchaser or any of their respective subsidiaries, or to compel the Company, Purchaser or any of their respective subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Purchaser or any of their respective subsidiaries; (iii) seeking to impose or confirm limitations on the ability of Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's shareholders; (iv) seeking to require divestiture by Purchaser of any Shares; (v) seeking any material diminution in the benefits expected to be derived by Purchaser as a result of the transactions contemplated by the Offer or the Merger or any other similar business combination with the Company; (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the reasonable judgment of Purchaser, might materially adversely affect the Company or Purchaser or the value of the Shares; or (vii) which otherwise, in the reasonable judgment of Purchaser, is likely to materially adversely affect the business, operations (including, without limitation, results of operations), properties (including, without limitation, intangible properties), condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) or prospects of either the Company or any of its subsidiaries or Purchaser;

    (b) there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Purchaser, the Company or any subsidiary or affiliate of Purchaser or the Company or (ii) the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger, which, in the reasonable judgment of Purchaser, is likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

    (c) there shall have occurred any change, condition, event or development that constitutes a Material Adverse Effect (as such term is defined in the Merger Agreement);

    (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the Nasdaq National Market, (ii) any material adverse change in United States currency exchange rates or a suspension of, or limitation on, currency exchange markets, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or other event that, in the reasonable judgment of Purchaser, might affect the extension of credit by banks or other lending institutions, or
(v) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States;

    (e) the Company or any of its subsidiaries, joint ventures or partners or other affiliates shall have, directly or indirectly, (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities (other than as aforesaid), (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under Option prior to the date of the Merger Agreement, in accordance with the terms of such Options as such terms have been publicly disclosed prior to the date of the Merger Agreement), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Company, (v) altered or proposed to alter any material term of any outstanding security, (vi) incurred any debt other than in the ordinary course of business or any debt containing burdensome covenants, (vii) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons, (ix) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or (x) amended or authorized or proposed any amendment to the Company's articles of incorporation or bylaws;

    (f) any required approval, permit, authorization or consent of any governmental authority or agency shall not have been obtained on terms reasonably satisfactory to Purchaser;

    (g) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct unless the effect of all such failures to be true or correct does not constitute a Material Adverse Effect (as such term is defined in the Merger Agreement);

    (h) the Company shall have failed to perform any obligation or to comply with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement unless the effect of all such failures does not constitute a Material Adverse Effect (as such term is defined in the Merger Agreement);

    (i) the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or (ii) the Board or any committee thereof shall have resolved to take the foregoing action; or

    (j) the Merger Agreement shall have been terminated in accordance with its terms.

    The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in Purchaser's discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS. At a meeting on September 2, 1999, the Special Committee of the Board reviewed the status of the acquisition discussions with Purchaser. At that meeting, Dain Rauscher Wessels ("DRW") delivered its oral opinion to the Special Committee of the Board that, as of the date of the opinion and based upon and subject to various matters stated in the opinion, the consideration to be received by holders of Shares pursuant to the Offer and the Merger was fair to such holders of Shares from a financial point of view. DRW's oral opinion was confirmed in a written opinion dated September 3, 1999 (the "Fairness Opinion"), a copy of which is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in this Schedule. Sutter Securities Incorporated ("Sutter Securities"), which has been retained by Purchaser, has rendered a written opinion to the effect that the Transaction (as defined therein), and the consideration to be paid in the Offer and Merger, is fair, from a financial point of view, to the Company's shareholders (other than Purchaser and the Gupta Investors). The fairness opinion of Sutter Securities was also furnished to the Special Committee and the Board. A copy of such opinion is set forth in Schedule I to the Offer to Purchase. At the conclusion of the meeting, the Special Committee, and the Board (excluding Ms. Gupta and Mr. Gupta) acting on the unanimous recommendation of the Special Committee, then approved and adopted the Merger Agreement and the transactions contemplated thereby including the Offer and the Merger, determined that the Merger Agreement and the transactions contemplated thereby including the Offer and the Merger are fair and in the best interests of the Company and the shareholders of the Company, and recommended acceptance of the Offer by the shareholders of the Company.

    As set forth in the Offer, the Merger Agreement and the Letter of Transmittal, the Purchaser will purchase Shares tendered prior to the close of the Offer if the conditions to the Offer have been satisfied (or waived).

    Shareholders considering not tendering their shares in order to wait for the Merger should note that if the Minimum Condition (as defined in the Merger Agreement) is not satisfied or any of the other conditions to the Offer are not satisfied, the Purchaser is not obligated to purchase any Shares and has informed the Company that it will terminate the Offer without the purchase of any Shares. In the event that Purchaser does not purchase Shares, it has indicated to the Company that it will cause the Company to convene a shareholders' meeting to approve the Merger, but if the Merger does not occur within one hundred eighty days from September 3, 1999, Purchaser can terminate the Merger Agreement and not proceed with the Merger.

    Under the CGCL, the Merger may not be accomplished for cash paid to the Company's shareholders if Purchaser owns directly or indirectly more than 50% but less than 90% of the then outstanding Shares unless either all the shareholders consent or the Commissioner of Corporations of the State of California approves the terms and conditions of the Merger and the fairness thereof after a hearing. In the event that the Minimum Condition is not satisfied, the Offer will be terminated without the acceptance for payment or payment for any Shares and the tendered Shares will be returned to shareholders pursuant to Rule 14e-1(c) under the Exchange Act. Purchaser and the Gupta Family will then dispose of that number of Shares necessary to reduce Purchaser's and the Gupta Family's holdings to less than 50% of the outstanding Shares. After the disposition of such Shares, Purchaser and the Gupta Investors will take all steps necessary to effect the Merger by means of a long-form merger in which the Purchaser will be merged with and into the Company and each Share (other than Dissenting Shares) and Shares beneficially owned by Purchaser and the Gupta Investors will be converted into the right to receive the Merger Consideration. The long-form merger will require a proxy solicitation, a special meeting of shareholders and the affirmative vote of a majority of the outstanding Shares. A significantly longer period of time will be required to effect a long-form merger than the Offer and the short-form merger. Purchaser and the Gupta Investors may have the ability to assure the approval of the Merger. In the Merger Agreement, in the event the Offer is terminated and the Minimum Condition has not been satisfied, the Company has agreed to take all action necessary to convene the Company shareholder meeting as soon as practicable after the expiration of the Offer for the purpose of voting on the approval of the Merger Agreement. In light of any possible need to solicit the approval of the Merger Agreement by a vote of the shareholders of the Company, the Company, at Purchaser and the Gupta Family's request and in accordance with the terms of the Merger Agreement, is preparing the Proxy Statement pursuant to which the approval of the shareholders of the Company of the Merger will be solicited in the event the Minimum Condition is not satisfied.

    The Offer is scheduled to expire at 12:00 midnight, Eastern time, on October 15, 1999, unless the Purchaser elects to extend the period of time for which the Offer is open. A copy of the press release issued by the Company on September 3, 1999 announcing the Merger and the Offer is filed as Exhibit 4 to this Schedule 14D-9 and is incorporated by reference in this Schedule.

    (b)(1)  BACKGROUND OF THE OFFER.

    The Company was formed by Vinita Gupta in 1985. The Company's initial public offering of Shares was completed in January 1994. Ms. Gupta retired as Chief Executive Officer of the Company in September 1996, but continued as a member of the Board of Directors.

    In October 1997, the Company suffered business reversals which continued through 1998. Competition in the market for the Company's products had intensified, resulting in declining average selling prices for its products, while at the same time demand from certain of the Company's large domestic carrier customers was less than expected. As a result, the Company's revenues declined 17% from 1997 to 1998 and its profitability declined significantly in 1998, as the Company incurred a net loss of $6.5 million.

    During this period, the Board of Directors considered various ways to increase shareholder value. In addition to internal development of its technology, this process included efforts to identify acquisition candidates.

    In February 1998, the Board accepted the resignation of its then chief executive officer and asked Ms. Gupta to return as interim chief executive officer while the Company undertook a search for a new chief executive officer. Ms. Gupta served as interim chief executive officer through 1998. When the Board determined in January 1999 that the Company had been unable to attract a suitable candidate for chief executive officer, Ms. Gupta agreed to the Board's request to remain the Company's president and chief executive officer on a full-time basis.

    From June 1998 through September 1998, the Company took a number of actions to reduce costs and return to profitability including two work force reductions and the cancellation of two major product lines. In order to allow Ms. Gupta to focus on strategy, research and development, marketing and sales, Stanley Kazmierczak was promoted to Vice President, Operations and assumed responsibility for Digital Link's operations on January 21, 1999. Mr. Kazmierczak had been Vice President, Finance and Administration and Chief Financial Officer and was an 11 year employee of Digital Link.

    On April 14, 1999, the Company announced its financial results for the quarter ended March 31, 1999, reporting net sales of $15,232,000, which represented a 5% increase over net sales for the quarter ended March 31, 1998, and net income of $912,000, which represented a 1,761% increase over net income for the quarter ended March 31, 1998. These financial results exceeded the expectations of financial analysts.

    Despite the Company's efforts:

    - The Company's stock price did not reflect on a sustained basis the improved operating results in the first quarter of 1999;

    - The average daily trading volume continued to be low; and

    - The Company continued to have limited institutional sponsorship and was receiving diminishing research attention from market analysts.

    Ms. Gupta, Narendra Gupta and Richard Alberding, three of the five members of the Board, met informally on April 29, 1999 to discuss the alternatives available to the Company. They discussed the Company's inability to hire and retain qualified personnel in light of the market performance of the Shares, including both the stock price and limited trading activity of the Shares. They discussed the limited prospects for improving market performance, given the failure of the market price of the Shares to reflect on a sustained basis the improved operating results in the first quarter of 1999. They also discussed whether Digital Link should consider a transaction in which shareholders other than the Gupta Investors would receive cash for their Shares (a "going-private transaction") and other strategies, such as the acquisition of the Company by a larger corporation within its industry. Mr. and Ms. Gupta indicated that they believed that a sale of the Company to a third party would be detrimental to implementation of the Company's business plan and that in any event they would not consider a transaction in which their Shares were effectively sold.

    On May 21, 1999, Ms. Gupta, Mr. Gupta and Mr. Kazmierczak discussed the possibility of a going-private transaction.

    On May 28, 1999, Mr. Kazmierczak informed Ms. Gupta of his intention to resign from the Company. Mr. Kazmierczak indicated that he was leaving to join a start-up company because the languishing market price of the Shares prevented him from achieving gains from the options he held. He emphasized his disappointment that, despite the Company's report of results of operations for the first quarter of 1999 significantly in excess of analyst expectations, the market price of the Shares on the Nasdaq National Market had not responded favorably. He also expressed frustration at the Company's inability to achieve any significant interest in the Shares from stock analysts and institutional investors.

    At a June 7, 1999 meeting of the Board, the directors again discussed the lack of market interest in the Shares and the Company's continued inability to hire and retain employees because of the performance of the Shares. Mr. Alberding indicated that a going-private transaction might be a viable alternative.

    On July 2, 1999, Ms. Gupta selected Latham & Watkins as counsel for the Purchaser.

    On July 12, 1999, Ms. Gupta and Mr. Gupta met with Mr. Alberding and Louis Golm, two of the three independent members of the Board of Directors. Counsel for the Purchaser also attended the meeting and described various types of going-private transactions.

    At a regularly scheduled Board meeting on August 9, 1999, Ms. Gupta discussed the possibility of making a proposal to the Company concerning a merger in which the holders of Shares other than the Gupta Investors would receive $10.05 in cash. The meeting was also attended by Fenwick & West LLP, counsel for the Company, and counsel for the Purchaser. During the discussion, Ms. Gupta indicated that the Gupta Family was not interested in any transaction which effectively involved the sale of Shares held by the Gupta Investors. Ms. Gupta indicated that any agreement with the Company would be subject to the approval of the directors of the Company other than Ms. and Mr. Gupta.

    After these discussions, the Board of Directors excused Ms. Gupta, Mr. Gupta and counsel for the Purchaser. The remaining members of the Board of Directors--Messrs. Alberding, Golm and Von Rump--determined to form the Special Committee to consider the Company's strategic alternatives and elected Mr. Alberding as chairman of the Special Committee. The Special Committee, with the advice of counsel for the Company, reviewed at length the members' fiduciary duties regarding the evaluation of any proposal from the Gupta Investors, and consideration of the alternatives of seeking to sell the Company to a third party and remaining a publicly held company. The Special Committee determined that a sale to a third party was not feasible given the Company's current situation and Ms. and Mr. Gupta's statement that they were not interested in any transaction which effectively involved the sale of the Shares held by the

Gupta Investors. The Special Committee compared the feasibility of a going-private transaction with remaining as an independent, publicly-held entity. The Special Committee discussed possible structures for a potential going-private transaction. A determination was made to seek the advice of an independent financial adviser to assist the Special Committee.

    On August 13, 1999, the Special Committee engaged DRW as financial adviser to the Company. DRW was selected based upon its familiarity and expertise with Digital Link. DRW had served as one of the managing underwriters for Digital Link's initial public offering in early 1994.

    On August 6, 1999, the Purchaser engaged Sutter Securities to render a fairness opinion in the event that a going-private transaction was negotiated. Sutter Securities had no previous relationship with the Gupta Family or the Company.

    On August 23, 1999, DRW and Sutter Securities met with members of the Company's management to perform due diligence and discuss the Company's prospects. The Company's management provided DRW and Sutter Securities access to requested information. The same information was provided to each of DRW and Sutter Securities.

    The Special Committee held meetings with counsel for the Company and DRW on August 25, 27 and 31, 1999. During these meetings, DRW discussed the financial condition of the Company. On August 31, 1999, counsel for the Company reviewed in detail the status of the negotiations of the Merger Agreement. The Special Committee questioned counsel for the Company and DRW at length and gave instructions as to negotiating the terms of the Merger Agreement.

    Between August 30, 1999 and September 2, 1999, Ms. Gupta, counsel for the Purchaser, DRW and counsel for the Company negotiated the terms of the Merger Agreement. In particular, on August 31, 1999, the Special Committee discussed with DRW the possibility of receiving a proposal of $10.05 per share from the Gupta Investors. The Special Committee instructed counsel for the Company and its financial adviser to negotiate a price per share of $10.30 per Share. As a result of negotiations between counsel for the Purchaser and counsel for the Company, the Agreement was also revised substantially to reflect the comments of the Special Committee.

    On September 2, 1999, Purchaser and the Gupta Investors delivered to the Special Committee a proposed final form of Merger Agreement and Sutter Securities' fairness opinion. The directors were again advised of their fiduciary duties by counsel for the Company, and DRW made a financial presentation concerning the terms of the Offer and Merger. DRW also delivered its oral opinion that the $10.30 per Share cash consideration to be received in the transactions contemplated by the Merger Agreement was fair, from a financial point of view, to the holders of Shares. The Special Committee reviewed the final terms of the Merger Agreement and the reasons the Special Committee was recommending approval of the Merger Agreement. The Special Committee, and the Board (excluding Ms. Gupta and Mr. Gupta) acting on the unanimous recommendation of the Special Committee, then approved and adopted the Merger Agreement and the transactions contemplated thereby including the Offer and the Merger, determined that the Merger Agreement and the transactions contemplated thereby including the Offer and the Merger are fair and in the best interests of the Company and the shareholders of the Company, and recommended acceptance of the Offer by the shareholders of the Company. The Merger Agreement was executed on September 3, 1999.

    On the morning of September 3, 1999, Digital Link issued a press release, the text of which is attached as Exhibit 4 to this Schedule 14D-9.

    (b)(2)  REASONS FOR RECOMMENDATION.

    In making the determinations and recommendations set forth in subparagraph
(a) and (b)(1) above, the Special Committee and the Board considered a number of factors, including, without limitation, the following:

        (i) Digital Link's ability to increase the market performance of its Shares was not promising as a result of numerous factors, including the following:

           - Digital Link has failed to demonstrate the consistent profitability, revenue growth and product development generally expected by the public equity markets for small capitalization companies.

           - The average daily trading volume of Digital Link Shares on the Nasdaq National Market was low. As a result, Digital Link believes that its larger shareholders are not able to sell their holdings in the market, other than at prices significantly below the Offer Price. In addition, Digital Link believes that significant sales of its Shares, if they occur, would likely decrease the trading price of its Common Stock.

           - Digital Link currently has a limited institutional following and has received diminishing research attention from market analysts.

           - Digital Link's stock price has not performed well since November 1997, including failure to reflect on a sustained basis the improved operating results in the first quarter of 1999.

        (ii) The proposed price of $10.30 per share to be received by Digital Link's shareholders in the Offer and Merger constituted a premium over the closing price for the Shares on the Nasdaq National Market of 26% on September 1, 1999 (one day prior to the delivery to the Board by DRW of its oral opinion), of 25% one week prior to that date and of 33% one month prior to that date.

       (iii) The lack of any expressed interest on the part of any third party in acquiring the Company and the likelihood of soliciting a firm offer from a third party to acquire the Company at a price in excess of that to be paid in the Offer and Merger, the timing of the receipt of any such offer and the possible consequences of unsuccessfully seeking to solicit such an offer, and the fact that the Gupta Family is not interested in a transaction which effectively involved the sale of the Gupta Family Shares.

        (iv) The inability to attract and retain Company personnel, such as Mr. Kazmierczak, as a result of the poor market performance of the Shares.

        (v) The increasingly competitive nature of the Company's current industry segment, including increased competition from suppliers of internetworking equipment, as well as pressures placed on the Company's business by technological developments. In addition, the Special Committee considered the difficulties and risks associated with any effort by the Company to enter into other market segments, such as network management, and the competitive environment of these market segments.

        (vi) The belief that the Offer and the Merger presents Digital Link's shareholders with the highest potential investment return available and provides for a prompt and orderly transfer of shares. This belief is based on the Special Committee's:

           - Consideration of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent, publicly-held entity or merging with another entity), the range of possible benefits to shareholders of Digital Link of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives.

           - Information with regard to the current financial condition, results of operations, business and prospects of Digital Link, as discussed in this Schedule 14D-9 and in the Offer to Purchase, including the financial projections supplied to DRW and Sutter Securities and the inherent uncertainties and contingencies associated with the financial projections. In addition, the Special Committee considered current economic and market conditions (including current conditions in the industry in which the Company is engaged).

           - Determination that the proposed Offer and Merger were preferable to the alternatives, including maintaining the status quo.

       (vii) The oral opinion of DRW delivered on September 2, 1999, and subsequently confirmed in writing on September 3, 1999 as the Fairness Opinion, to the effect that, as of such date and based upon and subject to certain matters stated in the opinion, the $10.30 per Share cash consideration to be received by holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. The full text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by DRW, is attached to this Schedule 14D-9 as Annex A and is incorporated by reference in this
    Schedule 14D-9. THE OPINION OF DAIN IS NOT A RECOMMENDATION AS TO WHETHER OR NOT SHAREHOLDERS SHOULD TENDER THEIR SHARES IN THE OFFER OR, IF A SHAREHOLDER VOTE IS REQUIRED, HOW THE SHAREHOLDERS SHOULD VOTE ON THE MERGER OR ANY MATTER RELATED TO THE MERGER. HOLDERS OF SHARES ARE ENCOURAGED TO READ THE ENTIRE FAIRNESS OPINION CAREFULLY.

      (viii) Analysis of the market prices, revenues and earnings per share data, including the ratio of enterprise value to revenue and the ratio of stock price to earnings, of comparable companies.

        (ix) Analysis of the ratios of enterprise values to revenue and premiums paid in comparable transactions.

        (x) A discounted cash flow analysis of management's financial projections.

        (xi) The high likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of Purchaser and the Gupta Family, including the financing commitment of Purchaser from Comerica Bank--California, as described under
    Item 8 "Source and Amount of Funds" in the Offer to Purchase, and the level of ownership in the Company of the Gupta Family.

       (xii) The terms of the Merger Agreement, including:

           - The circumstances under which the Special Committee may evaluate unsolicited bids from third parties to acquire the Company and may terminate the Merger Agreement, in accordance with its fiduciary obligations under applicable law, subject to payment of Purchaser's expenses and a termination fee of $2.4 million.

           - The parties' representations, warranties and covenants and the conditions to their respective obligations.

      (xiii) Various factors related to the negotiations with the Purchaser that provided protection for the interests of Digital Link's public shareholders, including:

           - The negotiations were the product of arm's length discussions between Purchaser and the Special Committee, none of whom would have equity interests in Digital Link subsequent to the consummation of the Offer and the Merger.

           - The negotiations led to an increase in Purchaser's offer from $10.05 to $10.30 per share to be received by the public shareholders and gave the Special Committee an expanded ability to exercise its fiduciary duties in the event of receipt of an unsolicited superior third party bid to acquire the Company.

           - The Special Committee was advised during the negotiations by legal counsel and financial advisors who negotiated on behalf of the Special Committee, assisted the Special Committee in evaluating proposed transactions and provided the Special Committee with financial and legal advice.

       (xiv) The unwillingness of the Gupta Family, which together is the controlling shareholder of Digital Link and of Purchaser, to sell their shares to another bidder.

       (xv) The ability of the Gupta Family to elect a new board of directors through a proxy solicitation and effect a merger that would cash out the remaining shareholders.

       (xvi) The possibility that if the Company remained as a publicly owned corporation, the price that might be received by the holders of the Company's Shares in the open market or in a future transaction might be materially less than the $10.30 per Share to be received by shareholders in connection with the Offer and Merger, whether as a result of a decline in the market price of the Shares due to developments in the Company's business and operating results or due to general conditions in the stock market.

      (xvii) As a privately held company, Digital Link would be able to eliminate the time devoted by its management and certain other employees to matters which related exclusively to Digital Link being a public company. In addition, it would be able to eliminate certain other costs which relate to being a public company such as certain accounting and legal fees, printing costs, stock transfer activities and investor relations activities.

    The Board did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to a letter agreement (the "Engagement Letter") dated August 13, 1999, the Company engaged Dain for a minimum of twelve months as its financial advisor with respect to a possible transaction involving the transfer of all or substantially all of the Company's assets, business or capital stock to an acquirer for consideration. The Engagement Letter provides that Digital Link will pay DRW a cash fee in the amount of $450,000 upon rendering an opinion as to the fairness of any proposed transaction from a financial point of view. Such an opinion was rendered with respect to the consideration to be received by the Company's shareholders pursuant to the Offer and the Merger on September 3, 1999, and the fee became due to DRW at that time. Payment of this fee to DRW is not contingent upon the closing of the Merger. If additional opinions are requested during the term of the agreement, the Engagement Letter provides that Digital Link will pay DRW a cash fee of $150,000 for each additional opinion. In addition, the Company agreed to indemnify DRW against certain liabilities, including liabilities arising under the federal securities laws. The terms of the engagement letter, which the Special Committee believes are customary for transactions of this nature, were negotiated at arms' length between the Special Committee and DRW, and the Board was aware of the fee arrangements at the time of its approval of the Merger Agreement.

    DRW has provided financial advisory or financial services to the Company in the past, and individual partners or employees may have done so in the course of their work with prior employers. In the ordinary course of business DRW may actively trade the equity securities of the Company for its own account and for the accounts of customers and accordingly, may at any time have a long or short position in such securities.

    Except as set forth above, neither Digital Link nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except pursuant to the Company's stock option plans and employee stock purchase plan and the transactions contemplated by the Offer, the Merger and the Merger Agreement, no transactions in the Shares have been effected during the past 60 days by Digital Link or, to the best knowledge of Digital Link, any of its executive officers, directors, affiliates or subsidiaries other than:

    On July 14, 1999, Stan Kazmierczak, the former Chief Financial Officer of Digital Link, exercised an option to purchase 8,000 shares of the Company's Common Stock at an exercise price of $9.25 per share and sold such shares for $10.00 per share.

    (b) To the best knowledge of Digital Link, all of its current executive officers, directors, affiliates and subsidiaries (other than Purchaser or members of the Gupta Investors) currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as described in this Schedule 14D-9, to the knowledge of Digital Link no negotiation is being undertaken or is underway by Digital Link in response to the Offer, the Merger or the Merger Agreement which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving Digital Link or any subsidiary of the Company, (2) a purchase, sale or transfer of a material amount of assets by Digital Link or any subsidiary of Digital Link, (3) a tender offer for or other acquisition of securities by or of Digital Link, or (4) any material change in the present capitalization or dividend policy of Digital Link.

    (b) Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, the Merger or the Merger Agreement which relate to or would result in one or more of the matters referred to in clauses (1) through (4) of paragraph
(a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    OFFER TO PURCHASE

    Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, which are attached as Exhibits 1 and 2 to this Schedule 14D-9, respectively, and are incorporated by reference in this Schedule 14D-9 in their entirety.

    CERTAIN PROJECTIONS

    In connection with the engagement of DRW by the Special Committee of the Board, the Company provided DRW with certain financial projections which DRW used in its analysis. A copy of these projections is included in the Offer to Purchase under Item 6, "Certain Information Concerning the Company," and is incorporated in this Schedule 14D-9 by reference.

    LITIGATION RELATING TO THE OFFER

    LEGAL PROCEEDINGS. Since the public announcement of the Merger Agreement on September 3, 1999, three purported class actions have been filed in the Superior Court of Santa Clara County, California. The complaints allege that the Company's directors breached their fiduciary duties by failing to maximize the value of the Shares, that the value of the Shares is materially greater than the Offer Price and, in one action, that the director defendants failed to disclose material non-public information concerning the Company's financial condition and prospects. Each complaint seeks certification of a plaintiff class, declaratory and injunctive relief preventing the Offer and the Merger, unspecified compensatory damages, and attorneys' fees and costs. Purchaser, the defendant members of the Gupta Family, the Company and the members of the Special Committee believe that the actions are without merit, and intend to defend them vigorously. The three class actions are: EDWARD ABOFF ET AL. V. RICHARD C. ALBERDING ET AL., filed on September 3, 1999; WILLIAM LEVY ET AL. V. DIGITAL LINK CORPORATION ET AL., filed on September 7, 1999; and ANDREW CURTIS WRIGHT ET AL. V. DIGITAL LINK CORPORATION ET AL., filed on September 7, 1999.

    Except as set forth elsewhere in this Offer to Purchase, neither Purchaser nor the Gupta Family is aware of any pending or overtly threatened legal proceedings which would affect the Offer or the Merger. If any such matters were to arise, Purchaser could decline to accept for payment or pay for any Shares tendered in the Offer. See "The Tender Offer--Section 11. Certain Conditions of the Offer" in the Offer to Purchase.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1    Form of Offer to Purchase dated September 10, 1999 (incorporated by reference to Exhibit (a)(1) to Purchaser's Tender Offer Statement on Schedule 14D-1 and
             Schedule 13D dated September 10, 1999 (the "Schedule 14D-1")).*

Exhibit 2    Form of Letter of Transmittal (incorporated by reference to Exhibit (a) (2) to the Schedule 14D-1).*

Exhibit 3    Letter to Shareholders of Digital Link Corporation dated September 10, 1999.*

Exhibit 4    Text of Press Release issued by Digital Link Corporation on September 3, 1999
             (incorporated by reference to Exhibit 99.1 to the Form 8-K of Digital Link
             (File No. 0-23110) dated September 7, 1999 (the "Form 8-K").

Exhibit 5    Summary Advertisement as published in the Wall Street Journal on September 10,
             1999 (incorporated by reference to Exhibit (a) (7) to the Schedule 14D-1).

Exhibit 6    Opinion of Dain Rauscher Wessels (included as Annex A to the Schedule 14D-9).*

Exhibit 7    Agreement and Plan of Merger dated as of September 3, 1999, among Digital Link
             Corporation and DLZ Corp. (incorporated by reference to Exhibit 2.1 to the Form
             8-K).

Exhibit 8    Form of Executive Retention and Severance Agreement effective as of December
             14, 1998 between Digital Link Corporation and its executive officers and certain other employees, including Vinita Gupta, Naresh Kapahi, Lana Vaysburd and Sherman Silverman (incorporated by reference to Exhibit 10.23 of the Form
             10-K of Digital Link (File No. 0-23110) for the year ended December 31, 1998
             (the "1998 Form 10-K")).

Exhibit 9    Form of Indemnity Agreement (incorporated by reference to Exhibit 10.05 of the
             Form S-1 Registration Statement of Digital Link (File No. 33-72642)).

Exhibit      Amended and Restated Articles of Incorporation of Digital Link (incorporated by
10.1         reference to Exhibit 3.01 of the Form 10-K of Digital Link for the year ended
             December 31, 1994 (File No. 0-23110) (the "Form 10-K")).

Exhibit      Certificate of Correction of Amended and Restated Articles of Incorporation
10.2         (incorporated by reference to Exhibit 3.02 of the 1994 Form 10-K).

Exhibit 11   Bylaws of Digital Link (incorporated by reference to Exhibit 4.03 of the
             Registration Statement on Form S-8 of Digital Link (File No. 33-95176) filed on
             July 31, 1995).

Exhibit 12   Complaint in EDWARD ABOFF, ET AL. V. RICHARD C. ALBERDING, ET AL., CASE NO.
             CV784389, FILED WITH THE SUPERIOR COURT OF THE STATE OF CALIFORNIA FOR THE
             COUNTY OF SANTA CLARA (incorporated by reference to Exhibit (g)(1) to the
             Schedule 14D-1).

Exhibit 13   Complaint in WILLIAM LEVY, ET AL. V. DIGITAL LINK CORPORATION, ET AL., CASE NO.
             CV784407, FILED WITH THE SUPERIOR COURT OF THE STATE OF CALIFORNIA FOR THE
             COUNTY OF SANTA CLARA (incorporated by reference to Exhibit (g)(2) to Schedule
             14D-1).

Exhibit 14   Complaint in ANDREW CURTIS WRIGHT, ET AL. V. DIGITAL LINK CORPORATION, ET AL.,
             CASE NO. CV784405, FILED WITH THE SUPERIOR COURT OF THE STATE OF CALIFORNIA FOR
             THE COUNTY OF SANTA CLARA (incorporated by reference to Exhibit (g)(3) to
             Schedule 14D-1).

Exhibit 15   Form of Subscription Agreement to be entered into by DLZ Corp. and the members of the Gupta Family (incorporated by reference to Exhibit (c)(2) to Schedule
             14D-1).

ANNEX A      OPINION OF DAIN RAUSCHER WESSELS

------------------------

*Included with Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                DIGITAL LINK CORPORATION

                                By:              /s/ NARESH KAPAHI
                                     -----------------------------------------
                                                   Naresh Kapahi
                                              CHIEF FINANCIAL OFFICER

Dated: September 10, 1999

                                                                         Annex A

                       [Dain Rauscher Wessels letterhead]

September 3, 1999

The Special Committee of the Board of Directors
Digital Link Corporation
217 Humboldt Court
Sunnyvale, CA 94089-1300

Directors:

    You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Digital Link Corporation, a California corporation (the "Company"), of the consideration to be received by the stockholders pursuant to the terms of the proposed Agreement and Plan of Merger (the "Agreement") dated as of September 3, 1999, by and between DLZ Corporation, a California corporation (the "Purchaser") and the Company. Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

    Pursuant to the Agreement, each outstanding share of common stock, $.01 par value per share, of the Company is proposed to be purchased at a price of $10.30 per Share, net to seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") of Purchaser and the related Letter of Transmittal (collectively, the "Offer"), which will be filed as exhibits to each of (a) the Tender Offer Statement on Schedule 14D-1 (together with all supplements or amendments thereto, the "Schedule 14D-1") and (b) the Transaction Statement on Schedule 13E-3 (together with all supplements or amendments thereto, the "Schedule 13E-3") in respect of the Offer to be filed by Purchaser with the Securities and Exchange Commission.

    Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

    We are acting as financial advisor to the Special Committee of the Board of Directors of the Company, in connection with providing a fairness opinion (the "Opinion") to the Board of Directors of the Company, and will receive a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, Dain Rauscher Wessels acts as a market maker and broker in the publicly traded securities of the Company and receives customary compensation in connection therewith, and also provides research coverage for the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

    In connection with our review of the Offer, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of the Agreement; (ii) reviewed and analyzed certain publicly available financial and other data with respect to the Company and certain other historical relevant operating data relating to the Company made available to us from published sources and from the internal records of the Company; (iii) conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company; (iv) reviewed the reported prices and trading activity for the Company's Common Stock; (v) compared the financial performance of the Company and the prices of the Company's Common Stock with that of certain other publicly-traded companies which we have deemed comparable to the Company and their securities; and (vi) reviewed the financial terms, to the extent publicly available, of certain merger transactions which we have deemed comparable to the Offer. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

    With respect to the data and discussions relating to the business prospects and financial outlook of the Company, upon advice of the Company we have assumed that such data has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such financial data and estimates. We express no opinion as to such financial data and estimates or the assumptions on which they were based. We have assumed the Offer will be consummated upon the terms set forth in the Agreement without material alteration thereof.

    In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by the Company (including without limitation the financial statements and related notes thereto of the Company), and have not assumed responsibility for independently verifying and have not independently verified such information. We have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the respective assets or liabilities of the Company, and we have not been furnished with any such valuations or appraisals. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the books and records or property or facilities of the Company. We have not been asked to, and did not, solicit third-party indications of interest for the acquisition of the Company, or evaluate the merits of any alternative transaction to the Offer. Additionally, we have not been asked to and did not consider the possible effects of any litigation, other legal claims or any other contingent matters.

    Our opinion speaks only as of the date hereof, is necessarily based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to such transaction. Further, our opinion does not address the merits of the underlying decision by the Company to engage in such transaction.

    Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the consideration to be received by the holders of the Company's Common Stock pursuant to the Agreement is fair, from a financial point of view, to the holders of the Company's Common Stock.

                                          Very truly yours,
                                          /s/ Dain Rauscher Wessels
                                          Dain Rauscher Wessels
                                          a division of Dain Rauscher
                                          Incorporated